BAKER & McKENZIE

貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

06014073

June 2, 2006

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated May 30, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Lydia

Michelle Li / Joyce Yip

Encl.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on May 30, 2006

1. Resolutions Passed at the Sixth Board Meeting of 2006, released on June 1, 2006, in English and in Chinese; and
2. Resolutions Passed at the Fourth Meeting of the Supervisory Committee released on June 1, 2006 in English and in Chinese.

THE STANDARD 31 JUN 2006



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1138)

Resolutions Passed at the Sixth Board Meeting of 2006

The Board is pleased to announce that the sixth meeting of 2006 was duly convened on 30 May 2006, during which the resolutions set out below were duly passed.

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the sixth Board meeting of 2006 (the "**Meeting**") was duly convened at 9:00 a.m. on 30 May 2006 at 700 Dong Da Ming Road, Shanghai, The People's Republic of China ("**PRC**").

A quorum of Directors was present throughout the Meeting. Members of the supervisory committee and the senior management were also present at the Meeting. The Meeting was chaired by Mr. Li Shaode, a director of the Company. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. During the Meeting, the following resolutions were duly passed:

1. the election of Mr. Li Shaode as the Chairman of the Company for the fifth term of service;

   Details regarding Mr. Li Shaode were set out in the notice of 2005 annual general meeting of the Company dated 11 April 2006.

2. the appointment of Mr. Zhang Guofa and Mr. Mao Shijia as members in the strategy committee of the Board of the Company;

3. the motion regarding the establishment of the nomination committee of the Company will be subject to approval at the general meeting of the Company;

4. the motion regarding the adoption of the implementation rules for the nomination committee of the Company will be subject to approval at the general meeting of the Company;

5. the sale of a bulk vessel named "Daqing 31" (the "**Bulk Vessel**") to Xinhui Shuangshui Shipbreaking & Steel Co. Ltd of Jiangmen City, Guangdong Province, an independent third party. The consideration for the sale of the Bulk Vessel is RMB11,664,978.3 (approximately HK$11,216,325.29). The Bulk Vessel, weighing 15,000 deadweight tonne, was constructed by China Dalian Hong Qi Shipyard (大連紅旗造船廠), an independent third party shipyard in the PRC, and was commissioned into service in June 1973. As at 31 March 2006, the book value of the Bulk Vessel was RMB3,884,639.62 (approximately HK$3,735,230.40); and

6. the sale of an oil tanker named "Daqing 240" (the "**Oil Tanker**") to Xinhui Shuangshui Shipbreaking & Steel Co. Ltd of Jiangmen City, Guangdong Province, an independent third party. The consideration for the sale of the Oil Tanker is RMB17,383,730.14 (approximately HK$16,715,125.13). The Oil Tanker, weighing 22,000 deadweight tonne, was constructed by China Dalian Shipyard (大連造船廠), an independent third party shipyard in the PRC, and was commissioned into service in June 1975. As at 31 March 2006, the book value of the Oil Tanker was RMB1,087,464.80 (approximately HK$1,045,639.23).

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC
30 May 2006

Note: Unless otherwise specified, the conversion of HK$ into RMB is based on the exchange rate of HK$1.00=RMB1.04.

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*



中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：1138)

2006年第六次董事會會議通過之決議案

董事會欣然宣佈2006年第六次董事會會議已於2006年5月30日正式召開，下文所載之決議案已於會議期間內獲正式通過。

中海發展股份有限公司(「**本公司**」)之董事(「**董事**」)會(「**董事會**」)欣然公佈，本公司2006年第六次董事會會議(「**該會議**」)於2006年5月30日上午九時正在中華人民共和國(「**中國**」)上海市東大名路700號召開。

有法定董事人數全程出席該會議。本公司監事會成員和高級管理人員亦出席了該會議。該會議由本公司董事李紹德先生主持。該會議根據中國公司法的有關條文及本公司的公司章程正式召開。於該會議內，已正式通過下列決議案：

1、 選舉李紹德先生為本公司第五屆董事會董事長；

有關李紹德先生的詳細情況，已載於本公司在二零零六年四月十一日發出的2005年度股東週年大會通告。

2、 增補張國發先生和茅士家先生為本公司董事會戰略委員會委員；

3、 關於建議設立本公司董事會提名委員會的議案，該議案待股東大會批准生效；

4、 制訂本公司董事會提名委員會實施細則，該議案待股東大會批准生效；

5、 關於將散貨船「大慶31」輪(「**散貨船**」)出售給獨立第三方廣東省江門市新會雙水拆船鋼鐵有限公司，出售該散貨船的代價為人民幣11,664,978.30元(約11,216,325.29港元)。該散貨船噸位為一萬五千載重噸，由獨立第三方大連紅旗造船廠建造，於1973年6月正式投入服務。截至2006年3月31日，該散貨船的帳面值為人民幣3,884,639.62元(約3,735,230.40港元)；及

6、 關於將油輪「大慶240」輪(「**油輪**」)出售給獨立第三方廣東省江門市新會雙水拆船鋼鐵有限公司，出售該油輪的代價為人民幣17,383,730.14元(約16,715,125.13港元)。該油輪噸位為二萬二千載重噸，由獨立第三方大連造船廠建造，於1975年6月正式投入服務。截至2006年3月31日，該油輪的帳面值為人民幣1,087,464.80元(約1,045,639.23港元)。

本公告乃遵照香港聯合交易所有限公司證券上市規則(「上市規則」)第13.09(2)條之即時發放資料規定而作出。本公司之A股在上海證券交易所上市，上海證券交易所已要求本公司作出類似本公告之公告。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中國上海，二零零六年五月三十日

附註：除另有指明外，港元兑人民幣是按1.00港元兑人民幣1.04元兑換率折算。

於本通告刊登日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生、王現和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佔群先生所組成。

THE STANDARD — 1 JUN 2006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

Resolution Passed at the Fourth Meeting of the Supervisory Committee of 2006

The Supervisory Committee is pleased to announce that the fourth meeting of the Supervisory Committee in 2006 was duly convened on 30 May 2006, during which the resolution set out below was duly passed.

The supervisory committee (the "**Supervisory Committee**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the fourth meeting (the "**Meeting**") of the Supervisory Committee in 2006 was held on 30 May 2006, at 700 Dong Da Ming Road, Shanghai, the People's Republic of China ("**PRC**").

A quorum of supervisors was present throughout the Meeting. The Meeting was chaired by Mr. Kou Laiqi. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. A resolution relating to the approval of the following matter was considered and duly passed at the Meeting:

1. the election of Mr. Kou Laiqi as the Chairman of the Supervisory Committee of the Company for the fifth term of service;

   Details regarding Mr. Kou Laiqi were set out in the notice of 2005 annual general meeting of the Company dated 11 April 2006.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Supervisory Committee
China Shipping Development Company Limited
Kou Laiqi
Chairman of the Supervisory Committee

30 May 2006
Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

A54 經濟日報 -1 JUN 2006

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：1138)

2006年第四次監事會會議通過之決議案

監事會欣然宣佈2006年第四次監事會會議已於2006年5月30日正式召開，下文所載之決議案已於會議期間內獲正式通過。

中海發展股份有限公司(「**本公司**」)之監事會(「**監事會**」)欣然公佈2006年第四次監事會會議(「**該會議**」)於2006年5月30日在中華人民共和國(「**中國**」)上海市東大名路700號召開。

有法定監事人數全程出席該會議。該會議由寇來起先生主持。該會議根據中國《公司法》和本公司之公司章程之有關規定正式召開。該會議審議並正式通過了有關批准下列事項之決議案：

一、關於選舉寇來起先生為本公司第五屆監事會主席的議案。

有關寇來起先生的詳細情況，已載於本公司在二零零六年四月十一日發出的2005年度股東週年大會通告。

本公告乃遵照香港聯合交易所有限公司證券上市規則(「**上市規則**」)第13.09(2)條之即時發放資料規定而作出。本公司之A股在上海證券交易所上市，上海證券交易所已要求本公司作出類似本公告之公告。

承監事會命
中海發展股份有限公司
監事會主席
寇來起

2006年5月30日
中國上海

於刊登本公告日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生及王琨和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佑群先生所組成。